Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

The following transcript is for a podcast made available to all Baker Hughes employees on December 11, 2015.

Red-Blue Podcast Series
Episode #6: Mark Baerenwald
Total Time: 7:12 minutes

“Focus on Finance”

Participants

•	Interviewer: Mary Wiggins – Director of Internal Communications

•	Interviewees: Mark Baerenwald – VP, Finance; Integration Finance Lead

Introduction

Mary Wiggins:

•	Hello and welcome to the Red-Blue Podcast Series. I’m Mary Wiggins and today we’re talking to Mark Baerenwald, our Integration Finance Lead.

•	First, some background on Mark:

o	He has worked in Finance at Baker Hughes for 25 years

o	He started his career in Internal Audit. He served in several roles as controller and later as finance director, and his international assignments have taken him to Venezuela and the Netherlands. Most recently he was Vice President for the Finance Project Management Office.

•	Thanks for joining us today, Mark.

Mark Baerenwald:

•	It’s my pleasure, Mary.

Q&A

So, great. Let’s get started. It has to be huge undertaking to prepare to combine the financial information of two companies the size of Baker Hughes and Halliburton.

•	It really has been a huge undertaking. There’s a lot to take into consideration. At a very high level, we’ve focused our planning efforts on three major areas, and they’re all equally important.

•	And of course everything I’m telling you in this is the assumption that the deal closes and the two companies have received the regulatory clearance. Until that time, all of the planning work that requires Halliburton to have access to highly sensitive Baker Hughes financial information is done by consultants in “clean rooms.”

•	So with that in mind, the first thing we have to do is minimize any disruptions to the business.

•	The second area of focus for us is to reliably consolidate that financial information from both companies so that we can report our results to the shareholders, the Securities and Exchange Commission, and the financial markets.

•	And the third is to make sure that managers have the financial information and assistance they need to run to their business.

Okay, so let’s talk a little more about how the business will transition with a minimum of disruption.

•	Sure….In the first months after close, we want things to stabilize – so what that means, we’re planning to operate our systems in parallel with Halliburton’s. You may have heard Dinu John, who’s the IT Integration Lead, talk about this as it applies to our IT systems.

•	What this also means is that the Baker Hughes customers will continue to be invoiced through Baker Hughes systems, we’ll continue to pay our vendors as we have in the past, and of course all employees are paid without disruption.

•	So at least for the first early days, most things will stay the same. Then we’ll start actually integrating.

We’ll come back to this piece in just a minute, but first, you mentioned consolidating the financial information for both organizations. So, what are some of the challenges there?

•	Well today, the two companies report their financial results externally differently. On the Halliburton side, results are reported by product service line, while with Baker Hughes, our results are by geographic region. So we’ve gone through a tedious process to map our financial information to the Halliburton structure. And while we’re not required to publish this combined results on Day 1, this is a significant area and we’ve spent a lot of time working on it.

•	I also want to point out again that all of our planning takes place in a very controlled way – so we’re not sharing our financial information directly with Halliburton now, and we won’t until after the deal closes. You’ve also heard from others, we follow a strict legal protocol because, until the close, Halliburton and Baker Hughes remain separate companies that continue to compete.

Now let’s talk about how managers will see or receive the information they need to run the business. So, I imagine this been a huge part of your team’s attention.

•	Yeah, it really has received a lot of attention. It ranges from the smaller details – like how expense reports and vendor invoices will be approved in the new structure when both sides don’t have access to the same systems – to the bigger pictures of how operations managers or other leaders will receive their financial information along with what reports will be available to him or her.

•	And help will be available – if you find yourself in a position where you need to see reports or act on information, there’ll be a lot of support for you to find the right answer. The support can range from contacting a Response Center to following a playbook. Trey Clark, who leads the Operations Integration Planning, talked about playbooks a little bit in his podcast. The playbooks will provide role-based instructions, activities, and reference guides.

•	And as Dinu John mentioned in his podcast, access to the Halliburton systems will be limited for former Baker Hughes employees at first, but as time passes, more and more employees will come online. It’s a phased approach because we can’t really begin the integration process until the deal has closed, and it takes some time to make all the necessary connections immediately post-close.

So I guess the message for many Baker Hughes employees in the first few weeks post-close might be: just continue doing exactly what you are doing, and understand that changes will be rolled out systematically.

•	That’s right. Of course our planning is focused on moving quickly to get the two companies combined. But at first there will be workarounds for some things until access and systems are connected. That might seem strange to some, but it’s needed in what we call the stabilization phase. But then we’ll move through stabilization and ultimately to the optimization phase, which will be a little further down the road.

So just one more question, and this one is just a little different, Mark. Like many employees, you’ve been with Baker Hughes for a long time – 25 years. And for the last several months, you have been focused on planning to combine with a company that has long been our competitor. Any thoughts on that?

•	Great question, Mary, and thanks for asking. I really see this combination as part of an evolutionary journey. It is, quote, the “next step.” We’re seeing consolidations across the industries and this is just another one – it just happens to be the largest ever done in the oilfield service industry.

•	I have to say that I’m sincerely excited about what this new, combined organization can do.

•	The possibilities are enormous. It’s an opportunity to be part of something really, really special.

Appreciate the insight, Mark, and thanks so much for joining us today.

•	My pleasure. Thanks for having me.

As a reminder, if you have a question for Mark or any member of the Integration Planning Team, please send it to askredblue@bakerhughes.com. Thanks for listening.

###

Important Information For Investors And Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Baker Hughes Incorporated (“Baker Hughes”) and Halliburton Company (“Halliburton”). In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Baker Hughes and Halliburton and other documents related to the proposed transaction.  The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Baker Hughes and Halliburton.  INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND HALLIBURTON ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Baker Hughes and/or Halliburton through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8822. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@halliburton.com or by phone at +1-281-871-2688.

Participants in Solicitation

Baker Hughes, Halliburton, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015, and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, which was filed with the SEC on October 21, 2015. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 7, 2015, and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, which was filed with the SEC on October 23, 2015.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Baker Hughes by Halliburton, including any statements regarding the expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding Halliburton’s and Baker Hughes’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements.

All forward-looking information are subject to numerous risks and uncertainties, many of which are beyond the control of Baker Hughes and Halliburton, that could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Baker Hughes and Halliburton and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Baker Hughes and Halliburton, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements, and investigations; civil unrest, government expropriations and/or epidemic outbreaks; final court approval of, and the satisfaction of the conditions in, Halliburton’s September 2014 settlement relating to the Macondo well incident in the Gulf of Mexico; appeals of the multi-district litigation District Court's September 2014 ruling regarding Phase 1 of the trial, and future rulings of the District Court; results of litigation, settlements, and investigations not covered by the settlement or the District Court's rulings; actions by third parties, including governmental agencies, relating to the Macondo well incident; BP's April 2012 settlement relating to the Macondo well incident, indemnification, and insurance matters; with respect to repurchases of Halliburton common stock, the continuation or suspension of the repurchase program, the amount, the timing and the trading prices of Halliburton common stock, and the availability and alternative uses of cash; actions by third parties, including governmental agencies; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; protection of intellectual property rights and against cyber attacks; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, and foreign exchange rates and controls, international trade and regulatory controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to us; execution of long-term, fixed-price contracts; impairment of oil and natural gas properties; structural changes in the oil and natural gas industry; maintaining a highly skilled workforce; availability and cost of raw materials; and integration of acquired businesses and operations of joint ventures. Expectations regarding business outlook, including changes in revenue, pricing, capital spending, profitability, strategies for our operations, oil and natural gas market conditions, customers’ business plans, market share and contract terms, costs and availability of resources, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters. Additional information concerning these and other factors can be found in Baker Hughes’ and Halliburton’s respective filings with the SEC and available through the SEC’s Electronic Data Gathering and Analysis Retrieval system at http://www.sec.gov, including Baker Hughes’ and Halliburton’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The foregoing list of important factors is not exclusive. Baker Hughes’ forward-looking statements are based on assumptions that Baker Hughes believes to be reasonable but that may not prove to be accurate. Baker Hughes and Halliburton assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.